NORTHERN LIGHTS FUND TRUST
OPERATING EXPENSES LIMITATION AGREEMENT

SOUTHERSUN SMALL CAP FUND

SOUTHERSUN MID CAP FUND

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 22nd day of July, 2008, as revised on September 25, 2008 by and between NORTHERN LIGHTS FUND TRUST, a Delaware statutory trust (the “Trust”), on behalf of the SOUTHERN SUN SMALL CAP and SOUTHERSUN MID CAP FUND (each a “Fund” and collectively the Funds) each a series of the Trust, and the Advisor of such Funds, SouthernSun Asset Management, Inc. (the “Advisor”).

WITNESSETH:

WHEREAS, the Fund was established in order to facilitate the reorganization of the New River Small Cap Fund (the “Predecessor Fund”), a series of New River Funds, into a series of the Trust, and pursuant to that reorganization, the Fund assumed the liabilities of the Predecessor Fund; and

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 22nd day of  July, 2008, as revised September 25, 2008, with respect to the SouthernSun Mid Cap Fund (the “Investment Advisory Agreements”); and

WHEREAS, the Fund is responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Funds, as accrued each month, exceed its Annual Limit, the Advisor will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three year basis, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A.  The advisor to the Predecessor Fund (the “Predecessor Advisor”) waived fees and/or reimbursed expenses of the Predecessor Fund to limit Operating Expenses, and the Predecessor Advisor was entitled to reimbursement by the Predecessor Fund in future years.  The Trust acknowledges that the Advisor is the successor in interest to such repayments, and agrees that the Fund, as successor to the Predecessor Fund, will reimburse the Advisor for any excess payments paid by the Predecessor Advisor, in future years on a rolling three year basis, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least January 31, 2010, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of each Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Funds listed in Appendix A if the Investment Advisory Agreement for the Funds is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Funds.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS FUND TRUST	SouthernSun Asset Management, Inc.
on behalf of SouthernSun Small Cap Fund and SouthernSun Mid Cap Fund

By: /s/ Andrew Rogers	By: /s/ William Halliday
Name: Andrew Rogers	Name: William Halliday
Title: President	Title: Chief Operating Officer

Appendix A

Fund	Operating Expense Limit

SoutherSun Small Cap Fund
Investor Shares	1.50%
Institutional Shares	0.99%
SouthernSun Mid Cap Fund
Investor Shares	1.25%
Institutional Shares	0.99%